UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice and Proxy Statement for Annual Shareholder Meeting

Annexed hereto and incorporated by reference herein are copies of the following documents that are being sent by the board of directors of Sapiens International Corporation N.V. (“Sapiens”) to Sapiens’ shareholders in connection with Sapiens’ 2022 Annual General Meeting of Shareholders (the “Annual Meeting”), which is scheduled to be held on December 22, 2022:

(i)	Notice and Proxy Statement, each dated November 9, 2022, describing the proposals to be presented at, and logistical information related to, the Annual Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by Sapiens’ shareholders for voting on the proposals to be presented at the Annual Meeting (Exhibit 99.2).

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1 and 99.2 hereto, are incorporated by reference into Sapiens’ registration statements on Form S-8, SEC file numbers 333-144595, 333-177834, 333-213817 and 333-260325, filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 16, 2007, November 9, 2011, September 27, 2016 and October 18, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: November 9, 2022	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Title of Exhibit
99.1	Notice of, and Proxy Statement for, 2022 Annual General Meeting of Shareholders of Sapiens International Corporation N.V., each dated November 9, 2022
99.2	Proxy Card for use in connection with the 2022 Annual General Meeting of Shareholders of Sapiens International Corporation N.V.

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